Mail Stop 3561

June 3, 2009

Michael J. Knesek
Senior Vice President, Controller and
    Principal Accounting Officer
DEP Holdings, LLC
1100 Louisiana Street
10th Floor
Houston, Texas 77002

> **Re: Duncan Energy Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-33266**

Dear Mr. Knesek:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director